Yulong Eco-Materials Limited

Eastern End of Xiwuzhuang Village

Jiaodian Town, Xinhua Area

Pingdingshan, Henan Province

People’s Republic of China

Phone: +86-375-8888988

June 1, 2015

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

100 “F” Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Pamela Long

Mr. Craig Slivka

Mr. Leland Benton

Ms. Patricia Do

Ms. Jeanne Baker

Re:	Yulong Eco-Materials Limited Amendment No. 6 to Registration Statement on Form S-1 Filed May 11, 2015 File No. 333-201170

Ladies and Gentlemen:

Set forth below are the responses of Yulong Eco-Materials Limited (the “Company”) to the comments received from the staff (“Staff”) of the Securities and Exchange Commission telephonically on May 27, 2015, regarding the above-referenced matter. We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

We also enclose a marked draft of the proposed Amendment No. 7 (“Amendment No. 7”) to the Company’s Registration Statement on Form S-1 filed on May 11, 2015 (the “Registration Statement”) containing revisions that have been made in response to the Staff’s comments.

Risk Factors, page 6

1.	With respect to your expectation to use the proceeds from this offering as capital contribution to Yulong WFOE, revise your disclosures under the risk factor on page 13 entitled “PRC regulation of loans to, and direct investment in, PRC entities…” and under “Use of Proceeds” on page 27 to discuss how long the timing, and any potential risks associated with the process.

Response: We have revised our disclosures as follows:

In the second paragraph under the risk factor entitled “PRC regulation of loans to, and direct investment in, PRC entities…” on page 13:

Any loans by us to our PRC subsidiary, which is treated as a foreign-invested enterprise under PRC law, are subject to PRC regulations and foreign exchange loan registrations.  For example, loans by us to Yulong WFOE to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE.  The current amounts of approved total investment and registered capital of Yulong WFOE are approximately $140,000 and $100,000, respectively, which means Yulong WFOE cannot currently obtain loans in excess of $40,000 from our entities outside of China. We may also decide to finance Yulong WFOE by means of capital contributions.  These capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart.  With respect to the proceeds we expect to receive from this offering, they will be a capital contribution to Yulong WFOE. Thus, Yulong WFOE would, immediately after the completion of this offering, apply with the PRC Ministry of Commerce or its local counterpart to raise its registered capital and total investment amounts by at least the net amount of the proceeds. We anticipate the application process to take two to three months, and as the process is administrative, we do not anticipate any issue when we apply. Once approved, we would be able to remit the proceeds as capital contribution to Yulong WFOE and deposit them directly into its foreign currency account. In addition, we will finance the activities of our consolidated affiliated entities with the proceeds from this offering in RMB from Yulong WFOE to our consolidated affiliated entities.

The fourth paragraph under “Use of Proceeds” on page 27:

In using the proceeds of this offering, as an offshore holding company, we are permitted, under PRC laws and regulations, to provide funding to Yulong WFOE only through loans or capital contributions, subject to satisfaction of applicable government registration and approval requirements.  See “Business—Regulations—Regulations on Foreign Exchange” for a description of the registration process. Based upon the advice of our PRC counsel, we will contribute the proceeds to Yulong WFOE as a capital contribution, and intend to commence such registration immediately after the completion of this offering. We anticipate the registration process to take two to three months, and as the process is administrative, we do not anticipate any issue when we apply. But see “Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans to our PRC subsidiary and consolidated affiliated entities or to make additional capital contributions to our PRC subsidiary, which may materially and adversely affect our liquidity and our ability to fund and expand our business.” We will then finance the activities of our consolidated affiliated entities with the proceeds in RMB from Yulong WFOE to our consolidated affiliated entities.

The first paragraph after the bullet point at the top of page 57:

Based upon the advice of our PRC counsel, we will contribute the proceeds to Yulong WFOE as a capital contribution. Thus, Yulong WFOE would, immediately after the completion of this offering, apply with the PRC Ministry of Commerce or its local counterpart to raise its registered capital and total investment amounts by at least the net amount of the proceeds. We anticipate the application process to take two to three months, and as the process is administrative, we do not anticipate any issue when we apply. Once approved, we would be able to remit the proceeds as capital contribution to Yulong WFOE and deposit them directly into its foreign currency account.

Use of Proceeds, page 27

2.	With respect to the disclosure that you “will most likely” finance the activities of your consolidated affiliated entities with proceeds from this offering, please advise if you intend to use the proceeds for purposes other than to finance the activities of your consolidated affiliated entities.

Response: We do not intend to use the proceeds for purposes other than to finance the activities of our consolidated affiliated entities, and have revised our disclosures accordingly by replacing “will most likely” with “will” in the second paragraph under the risk factor entitled “PRC regulation of loans to, and direct investment in, PRC entities…” on page 13, and the fourth paragraph under “Use of Proceeds” on page 27, as reflected in the response to Comment 1 above.

Related Party Transactions, page 67

3.	Please reconcile the $3.1 million in cash proceeds from your founder for the 9 months ended 3/31/2014 under “Net Cash Provided by (Used in) Financing Activities” on page 38, with $1,938,616 from Yulong Zhu in the last table on page 68.

Response: We have revised the last table on page 68 as follows:

		June 30, 2014
Name of related parties	Relationship	Outstanding balance	Largest outstanding aggregate amounts of principal for the period	Principal proceeds from/ (loan repayment to) during the period	Exchange rate effect

Yulong Zhu (1)	Founder	$9,418,968	$9,418,968	$1,938,616 (2)	$79,148
Henan Yuliang Hotel Co., Ltd.	Owned by founder	182,000	220,825	(39,853)	1,028
Lei Zhu (1)	Relative of founder	381,167	420,892	(41,623)	1,898
Hu Zhu (1)	Relative of founder	975	975	977	(2)
Total		$9,983,110	$10,061,660	$1,858,117	$82,072

(1)	Due on demand commencing December 31, 2015.
(2)	We repaid approximately $1.1 million during the three months ended June 30, 2014.

Financial Statements, page F-1

4.	Your auditor’s report and consent refer to a Note 19, which does not appear in the accompanying financial footnotes. Please revise. Also, please make sure that your financial statements comply with ASC 855-10-50.

Response: Our auditor’s revised report and consent are included in Amendment No. 7. We confirm that our financial statements are in compliance with ASC 855-10-50.

*   *   *   *   *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned or our attorney Francis Chen of LKP Global Law, LLP, at (424) 239-1890 or fchen@lkpgl.com.

Very truly yours,

Yulong Eco-Materials Limited

/s/ Yulong Zhu
Yulong Zhu
Chief Executive Officer